SEC FILE NUMBER 001-31451
CUSIP NUMBER 074002 10 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):      ☑ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☐ Form 10-Q       ☐ Form N-SAR       ☐ Form N-CSR

For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
      BearingPoint, Inc.

Full Name of Registrant
     KPMG Consulting, Inc.

Former Name if Applicable
     1676 International Drive

Address of Principal Executive Office (Street and Number)
     McLean, VA 22102

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
     On February 18, 2009, BearingPoint, Inc. (the “Company”) along with certain of its subsidiaries based in the United States filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”), Case Number 09-10691 (REG) (the “Chapter 11 Cases”). The Company continues to operate its business as debtors-in-possession under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Court.
     During the period leading up to the Company’s voluntary petitions for relief under Chapter 11, the Company’s management team was focused on preparing documentation for the Chapter 11 Cases and on negotiating and discussing its reorganization plan with its creditors. The Company’s available management and financial resources have been particularly strained following the commencement of the Chapter 11 Cases because the Company’s management and its external advisers have devoted considerable attention to the Company’s reorganization efforts. Consequently, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 could not be filed within the prescribed period because of the burdens associated with the Chapter 11 Cases and the Company’s financial and liquidity issues. In addition, the Company expects that, because of the Chapter 11 Cases and the uncertainties related to the bankruptcy process, the audit report on the Company’s 2008 consolidated financial statements of Ernst & Young LLP, the Company’s independent registered public accounting firm, will include an explanatory paragraph indicating that substantial doubt exists as to the Company’s ability to continue as a going concern. The Company is also preparing for the Court, pursuant to the Bankruptcy Code, monthly operating reports which will be filed as a matter of public record and will include financial disclosures.
     Such inability to file the Form 10-K could not have been eliminated by the Company without unreasonable effort or expense. As a result of the aforementioned issues, the Company believes that it will not be in a position to file the Form 10-K by the fifteenth calendar day following the required filing date, March 16, 2009, as prescribed in Rule 12b-25, and further cannot make any assurances as to when it will complete and file the Form 10-K.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

Kenneth A. Hiltz	(703)	747-3000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     As discussed above, the Company filed voluntary petitions for relief under Chapter 11 of Title 11 of the Bankruptcy Code. In anticipation of the bankruptcy filings, the Company has primarily focused on preparing documents for the Chapter 11 Cases and negotiating and discussing its reorganization plan with its creditors. Subsequent to the commencement of the Chapter 11 Cases, the Company has been devoting its resources to its reorganization. Currently, reasonable estimates of the results cannot be made due to the burdens the Chapter 11 Cases have imposed on the Company’s available management and financial resources.

BearingPoint, Inc.
(Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2009	By	/s/ KENNETH A. HILTZ
Kenneth A. Hiltz
Chief Financial Officer